UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-28132

Streamline Health Solutions, Inc.

(Exact name of registrant as specified in its charter)

2400 Old Milton Pkwy., Box 1353

Alpharetta, GA 30009

(888) 997-8732

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

On August 12, 2025, pursuant to the terms of the Agreement and Plan of Merger, dated May 29, 2025, by and among Streamline Health Solutions, Inc., a Delaware corporation (the “Company”), Mist Holding Co., a Delaware corporation and the parent company of Hayes Management Consulting LLC d/b/a MDaudit (“Parent”), and MD BE Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Streamline Health Solutions, Inc. has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: August 22, 2025	Streamline Health Solutions, Inc.

	By:	/s/ Nick Barnes
Nick Barnes
Chief Financial Officer, Treasurer and Secretary